UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of

the Securities Exchange Act of 1934

LI-CYCLE HOLDINGS CORP.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada	N/A
(State of Incorporation or Organization)	(IRS Employer Identification Number)

207 Queens Quay West, Suite 590 Toronto, Ontario	M5J 1A7
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Share Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Securities To Be Registered.

On October 31, 2023 (the “Rights Issuance Declaration Date”), the Board of Directors (the “Board”) of Li-Cycle Holdings Corp. (the “Company,” “our,” “us” or “we” ), a corporation incorporated in the Province of Ontario, authorized the issuance of one right (a “Right”) for each common share of the Company (the “Common Shares”) outstanding to shareholders of record at the close of business on November 10, 2023 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one Common Share at a purchase price of $12.50 per share, subject to adjustment (the “Purchase Price”). The complete terms of the Rights are set forth in the Rights Agreement, dated as of October 31, 2023 (the “Rights Agreement”), between the Company and Continental Stock Transfer & Trust Company as Rights Agent.

The Board adopted the Rights Agreement to protect the long-term interests of shareholders and enable them to realize the full potential value of their investment in the Company. In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group that acquires twenty percent (20%) or more of the Common Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a consolidation, amalgamation, statutory arrangement, merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. However, neither the Rights Agreement nor the Rights should interfere with any consolidation, amalgamation, statutory arrangement, merger, tender or exchange offer or other business combination approved by the Board.

The summary description of the Rights Agreement and the related Rights in this section is not complete and is qualified in all respects by the terms of the Rights Agreement, which is filed as an exhibit to this report on Form 8-A and is incorporated herein by reference. The following description of the Rights is qualified in its entirety by reference to such exhibits. A copy of the Rights Agreement is available free of charge from the Company upon request.

Rights Trading:	The Rights will initially trade with, and be inseparable from, the Common Shares.

Distribution and Transfer of Rights; Rights Certificates:

The Board has authorized an issuance of one Right for each outstanding Common Share on the Record Date to the holder thereof. Prior to the Distribution Date referred to below:

•  the Rights will be evidenced by and trade with the certificates that represent Common Shares (or, with respect to any uncertificated Common Shares registered in book-entry form by notation in book entry);

•  new Common Share certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Common Shares registered in book-entry form, this legend will be contained in a notation in book entry); and

• the transfer of Common Shares outstanding on the Record Date will also constitute the transfer of the Rights associated with such Common Shares.

Rights will accompany new Common Shares that are issued between the Record Date and the Distribution Date (as defined below).

Distribution Date; Share Acquisition Date:

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of twenty percent (20%) or more of the outstanding Common Shares (the “Share Acquisition Date”), other than as a result of repurchases of shares by the Company or acquisitions by certain Exempt Persons (as defined below) and (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of (i) and (ii) being referred to herein as the “Distribution Date”).

After the Distribution Date, separate certificates evidencing Rights (“Rights Certificates”) will be mailed to the Company’s holders of record of Common Shares as of the close of business on the Distribution Date. Thereafter, the Rights Certificates alone will represent the Rights.

Exempt Person:	An “Exempt Person” means each person that beneficially owns on the Rights Issuance Declaration Date a number of Common Shares representing more than twenty percent (20%) of the outstanding Common Shares, except that each such person will be considered an Exempt Person only if and so long as the Common Shares that are beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person on the Rights Issuance Declaration Date, plus any additional Common Shares representing not more than 1% of the Common Shares then outstanding, and except that a person will cease to be an Exempt Person immediately at such time as such person ceases to be the beneficial owner of more than twenty percent (20%) of the Common Shares then outstanding.

Flip-In Trigger:

If an Acquiring Person obtains beneficial ownership of twenty percent (20%) or more of the Common Shares, then each Right will entitle the holder thereof to purchase, for the Purchase Price, a number of Common Shares having a then-current market value of twice the Purchase Price.

Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger:	In the event that a person or group becomes an Acquiring Person and (i) the Company engages in a merger, amalgamation or other business combination transaction in which the Company is not the continuing or surviving corporation, (ii) the Company engages in a merger, amalgamation or other business combination transaction in which the Company is the continuing or surviving corporation and the Common Shares of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to twice the Purchase Price.

Redemption of the Rights:	The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in Common Shares or other consideration deemed appropriate by the Board) until the earlier of the Share Acquisition Date and the Final Expiration Date (as defined below). Immediately upon the action of the Board ordering redemption of the Rights, the only right of the holders of Rights will be to receive the $0.001 redemption price (subject to adjustment in the case of a share split, share dividend or similar transaction).

Deemed Exercise:	At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board may elect in its discretion to deem all or part of the Rights (other than Rights owned by such person or group, which shall have become null and void) exercised by the holders thereof at a deemed exercise ratio of one Common Share per Right (subject to adjustment) and a nil exercise price per Right.

Expiration of the Rights:	The Rights will expire at 5:00 P.M. (New York City time) on October 30, 2024 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated, or such date is extended or the Rights are earlier redeemed or deemed exercised by the Company as described above.

Amendment of the Terms of the Rights Agreement and Rights:	The terms of the Rights and the Rights Agreement may be amended by the Board in any respect and without the consent of the holders of the Rights prior to the Share Acquisition Date. From and after such date, the provisions of the Rights Agreement may only be amended by the Board in order to (i) cure any ambiguity, (ii) correct any defect or inconsistency or (iii) make changes which do not adversely affect the interests of holders of Rights.

Voting Rights; Other Shareholder Rights:	The Rights will not have voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as a shareholder of the Company.

Anti-Dilution Provisions:	The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution that may occur from a share dividend on, or a subdivision, combination or reclassification of the Common Shares, if the holders of Common Shares are granted certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of Common Shares, or upon the distribution to holders of Common Shares of cash (excluding regular quarterly cash dividends), assets or evidences of indebtedness or of subscription rights or warrants (other than those referred to above).

Taxes:	The distribution of Rights should not be taxable for U.S. federal income tax or Canadian federal tax purposes. The deemed exercise may constitute a taxable event for certain holders.

In addition, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income or gain in the United States or Canada.

Item 2.	Exhibits.

4.1	Rights Agreement, dated as of October 31, 2023, by and between Li-Cycle Holdings Corp. and Continental Stock Transfer & Trust Company as rights agent

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: November 1, 2023

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer